

Mail Stop 4546

June 27, 2017

VIA E-mail
Mr. Steven Shebik
Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

> **Re: The Allstate Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-11840**

Dear Mr. Shebik:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance